September 8, 2008

VIA FACSIMILE & EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Tetragenex Pharmaceuticals, Inc.
Form 10-KSB for the Year Ended December 31, 2007
File No. 000-52292
Filed May 14, 2008

Dear Mr. Rosenberg:

We are counsel to Tetragenex Pharmaceuticals, Inc. (the “Company” or “our client”). On behalf of our client, we respond as follows to the Securities and Exchange Commission staff’s (the “Staff”) comments dated August 22, 2008, relating to the above-captioned filing. Except as otherwise indicated, captions and page references herein correspond to those set forth in Amendment No. 2 to Form 10-KSB for the Year Ended December 31, 2008, a copy of which has been marked with the changes from the initial filing. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to such comment immediately thereafter.

Comment: We note that in your amended 10-KSB your management has concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management’s failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. We also noted that you did not provide the disclosures required by Item 307 of Regulation S-B, and filed outdated versions of the certifications required by Item 601(b)(31) of Regulation S-B. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02 which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management’s report on Internal Control over Financial Reporting in a format compliant with Item 308(T) of Regulation S-K/S-B may render your annual report materially deficient and cause the company not to be timely or current in its Exchange Act Reporting. Further, given the significant overlap between disclosure controls and procedures and internal control over financial reporting (i.e. – disclosure controls and procedures apply to material financial and non-financial information required to be publicly reported), we believe that there are relatively few situations in which it would be appropriate to conclude that disclosure controls and procedures were effective, while internal control over financial reporting was ineffective. In light of these facts, please provide a detailed explanation of how you concluded that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management’s revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Response: Previously, the Company had indicated that it did not believe that its conclusion with respect to its disclosure controls and procedures was impacted even though it had omitted certain disclosure from its initial filing of the Annual Report on Form 10-KSB, as filed with the Securities and Exchange Commission on May 14, 2008. In light of the material weakness in its internal control over financial reporting the Company has revised its conclusion to state that as of December 31, 2007, its disclosure controls and procedures were not effective. Accordingly, the Company has revised its disclosure in Item 8A, commencing at page 23.

Further, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

The Company believes that it has responded to all of the Staff’s comments. Please do not hesitate to contact the undersigned with any questions or further comments at (212) 752-9700.

Very truly yours,

/s/Arthur S. Marcus
Arthur S. Marcus, Esq.
Gersten Savage LLP